Trevi Therapeutics, Inc.

195 Church Street, 14th Floor

New Haven, Connecticut 06510

VIA EDGAR

October 8, 2021

Jane Park

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Trevi Therapeutics, Inc.

Registration Statement on Form S-1

(File No. 333-259120)

Dear Ms. Park:

Pursuant to Rule 477 promulgated under the Securities Act of 1933 (the “Securities Act”), Trevi Therapeutics, Inc. (the “Company”) hereby applies for the immediate withdrawal of the above-referenced Registration Statement, which was originally filed with the Securities and Exchange Commission (the “Commission”) on August 27, 2021, together with all exhibits thereto.

The Registration Statement was filed in connection with the proposed public offering by the Company of its common stock, par value $0.001 per share, which the Company has determined not to pursue at this time. The Registration Statement has not been declared effective by the Commission. The Company confirms that it has not sold any securities pursuant to the Registration Statement.

The Company hereby requests an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible. Please provide a copy of the order granting withdrawal of the Registration Statement to the Chief Financial Officer at Trevi Therapeutics, Inc., Attention: Lisa Delfini, 195 Church Street, 14th Floor, New Haven, Connecticut 06510, facsimile number (203) 562-0266, with a copy to the Company’s counsel, Wilmer Cutler Pickering Hale and Dorr LLP, Attention: Stuart M. Falber, 60 State Street, Boston, MA 02109, facsimile number (617) 526-5000.

The Company requests that, in accordance with Rule 457(p) promulgated under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be used for future use.

Please do not hesitate to call the undersigned at (203) 304-2499 or Stuart M. Falber of Wilmer Cutler Pickering Hale and Dorr LLP at (617) 526-6663 with any questions you may have regarding this matter.

Very truly yours, Trevi Therapeutics, Inc.

By:	/s/ Lisa Delfini
Lisa Delfini Chief Financial Officer